UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 13, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR JANUARY 2017

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

		Actual	Increase from
	Estimated	amount	January	Total	Total actual
	amount for	completed in	2016 to	estimated	amount	Increase
	January	January	January	amount for	completed	from
	2017	2016	2017	2017	in 2016	2016 to 2017

Passenger Transportation Data
ASK (available seat
– kilometres)(millions)	18,697.19	16,614.46	12.5%	18,697.19	16,614.46	12.5%
– Domestic routes	11,512.62	10,561.24	9.0%	11,512.62	10,561.24	9.0%
– International routes	6,683.06	5,575.35	19.9%	6,683.06	5,575.35	19.9%
– Regional routes	501.52	477.87	5.0%	501.52	477.87	5.0%

RPK (revenue passenger
– kilometres)(millions)	15,284.49	13,102.03	16.7%	15,284.49	13,102.03	16.7%
– Domestic routes	9,372.30	8,270.42	13.3%	9,372.30	8,270.42	13.3%
– International routes	5,517.40	4,464.71	23.6%	5,517.40	4,464.71	23.6%
– Regional routes	394.79	366.90	7.6%	394.79	366.90	7.6%

		Actual	Increase from
	Estimated amount for January 2017	amount completed in January 2016	January 2016 to January 2017		Total estimated amount for 2017	Total actual amount completed in 2016	Increase from 2016 to 2017

Number of passengers carried (thousands)	8,920.25	7,923.54	12.6%		8,920.25	7,923.54	12.6%
– Domestic routes	7,283.21	6,507.64	11.9%		7,283.21	6,507.64	11.9%
– International routes	1,340.82	1,141.93	17.4%		1,340.82	1,141.93	17.4%
– Regional routes	296.22	273.98	8.1%		296.22	273.98	8.1%

Passenger load factor (%)	81.75	78.86	2.89	pts	81.75	78.86	2.89	pts
– Domestic routes	81.41	78.31	3.10	pts	81.41	78.31	3.10	pts
– International routes	82.56	80.08	2.48	pts	82.56	80.08	2.48	pts
– Regional routes	78.72	76.78	1.94	pts	78.72	76.78	1.94	pts

Freight Transportation Data AFTK (available freight tonne
– kilometres)(millions)	840.26	800.97	4.9%		840.26	800.97	4.9%
– Domestic routes	203.03	208.03	–2.4%		203.03	208.03	–2.4%
– International routes	610.60	567.90	7.5%		610.60	567.90	7.5%
– Regional routes	26.63	25.04	6.3%		26.63	25.04	6.3%

RFTK (revenue freight tonne
– kilometres)(millions)	399.87	409.14	–2.3%		399.87	409.14	–2.3%
– Domestic routes	83.49	93.68	–10.9%		83.49	93.68	–10.9%
– International routes	306.00	304.38	0.5%		306.00	304.38	0.5%
– Regional routes	10.37	11.08	–6.4%		10.37	11.08	–6.4%

Weight of freight carried
(million kg)	117.64	124.35	–5.4%		117.64	124.35	–5.4%
– Domestic routes	62.28	68.55	–9.1%		62.28	68.55	–9.1%
– International routes	46.88	46.76	0.3%		46.88	46.76	0.3%
– Regional routes	8.47	9.04	–6.3%		8.47	9.04	–6.3%

Freight load factor (%)	47.59	51.08	–3.49	pts	47.59	51.08	–3.49	pts
– Domestic routes	41.12	45.03	–3.91	pts	41.12	45.03	–3.91	pts
– International routes	50.11	53.60	–3.48	pts	50.11	53.60	–3.48	pts
– Regional routes	38.96	44.25	–5.30	pts	38.96	44.25	–5.30	pts

		Actual	Increase from
	Estimated amount for January 2017	amount completed in January 2016	January 2016 to January 2017		Total estimated amount for 2017	Total actual amount completed in 2016	Increase from 2016 to 2017

Consolidated Data
ATK (available tonne
–kilometres)(millions)	2,523.01	2,296.27	9.9%		2,523.01	2,296.27	9.9%
– Domestic routes	1,239.16	1,158.55	7.0%		1,239.16	1,158.55	7.0%
– International routes	1,212.08	1,069.68	13.3%		1,212.08	1,069.68	13.3%
– Regional routes	71.77	68.05	5.5%		71.77	68.05	5.5%

RTK (revenue tonne
– kilometres)(millions)	1,742.30	1,565.63	11.3%		1,742.30	1,565.63	11.3%
– Domestic routes	907.21	825.76	9.9%		907.21	825.76	9.9%
– International routes	790.14	696.59	13.4%		790.14	696.59	13.4%
– Regional routes	44.95	43.27	3.9%		44.95	43.27	3.9%

Overall load factor (%)	69.06	68.18	0.87	pts	69.06	68.18	0.87	pts
– Domestic routes	73.21	71.28	1.94	pts	73.21	71.28	1.94	pts
– International routes	65.19	65.12	0.07	pts	65.19	65.12	0.07	pts
– Regional routes	62.63	63.59	–0.96	pts	62.63	63.59	–0.96	pts

Note:	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

In January 2017, China Eastern Airlines Corporation Limited (the “Company”) introduced one A320 aircraft, retired one B737-700 aircraft, and launched a new Wuhan- Sydney route. As at the end of January 2017, details of the fleet structure of passenger aircraft and freighters of the Company are as follows:

(Units)

			Under	Under
No.	Model	Self-owned	finance lease	operating lease	Sub-total

	Total number of passenger aircraft	214	224	134	572
	Wide-body aircraft	28	35	10	73
1	B777-300ER	9	7	–	16
2	B767	6	–	–	6
3	A330-200	12	18	3	33
4	A330-300	1	10	7	18

	Narrow-body aircraft	186	189	124	499
5	B737-700	36	19	7	62
6	B737-800	36	57	78	171
7	A319	9	24	3	36
8	A320	73	55	36	164
9	A321	32	34	–	66

	Total number of freighters	–	2	7	9
10	B747F	–	2	1	3
11	B777F	–	–	6	6

	Total number of passenger aircraft and freighters	214	226	141	581

III.	BRIEF EXPLANATION ON OPERATING DATA

In January 2017, the Company seized the market opportunities during the Chinese New Year (CNY) travel period, optimized its capacity allocation and strengthened its marketing and sales strategies. Market demand grew more rapidly over the same period last year, which was because of the fact that CNY came in earlier in 2017, and in turn the peak travel period came in earlier year-on-year. Passenger capacity of the Company increased by 12.5% year-on-year and passenger load factor of the Company increased by 2.89 percentage points to 81.75% year-on-year. Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 4.9% year-on-year. Freight traffic volume decreased by 2.3% year-on-year, while freight load factor was 47.59%.

As at 8 February 2017, the Company had completed the transfer of 100% equity interest in Eastern Air Logistics Co., Ltd. to Eastern Airlines Industry Investment Company Limited, a wholly-owned subsidiary of China Eastern Air Holding Company, the controlling shareholder of the Company. From February 2017 onwards, the monthly operating data of the Company will no longer include the data on the all-cargo flight business.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China 13 February 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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